Exhibit 99.3

NOVADAQ TECHNOLOGIES INC. 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number Form of Proxy—Annual and Special Meeting to be held on May 21, 2014 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). A person appointed as your proxyholder must be present at the meeting to vote. 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 9:30 a.m., Toronto Time, on May 16, 2014. [GRAPHIC APPEARS HERE] [GRAPHIC APPEARS HERE] VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! [GRAPHIC APPEARS HERE] Call the number listed BELOW from a touch tone telephone. Go to the following website. www.investorvote.com Smartphone? Scan the QR code to vote now. 1-866-832-VOTE (8683) Toll Free If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below CONTROL NUMBER

25MA14030.E.sedar/000001/000001/i

Appointment of Proxyholder

I/We, being holder(s) of Novadaq Technologies Inc. (the "Company") hereby appoint: Dr. Arun Menawat, Director, President and Chief Executive Officer of the Company, or failing this person, Mr. Stephen Purcell, Chief Financial Officer of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Novadaq Technologies Inc. to be held at the offices of Stikeman Elliott LLP, 199 Bay Street, Commerce Court West, 53rd Floor, Toronto, Ontario M5L 1B9 in the Main Boardroom, on May 21, 2014 at 9:30 a.m. and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTING TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Dr. Arun Menawat	☐	☐	02. Aaron Davidson	☐	☐	03. Anthony Griffiths	☐	☐
04. Harold O. Koch, Jr.	☐	☐	05. William A. MacKinnon	☐	☐	06. Thomas Wellner	☐	☐

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2. Appointment of Auditors

	For	Withhold
Appointment of KPMG LLP as auditors of the Corporation for the ensuing year and authorizing the Directors fix the auditors' remuneration.	☐	☐

3. Reconfirmation and Approval of Unallocated Options under the Corporation's Stock Option Plan

	For	Withhold
In respect of the resolution reconfirming and approving the unallocated options under the Corporation's Stock Option Plan as may be further amended and restated under the resolution referred to in Item 4 of the Management Information Circular.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD/MM/YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report - Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

NVGQ 186204 AR2